UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                            Nu Skin Enterprises, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   67018T-10-5
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[ ]                  Rule 13d-1(b)
[ ]                  Rule 13d-1(c)
[X]                  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                         SCHEDULE 13G (AMENDMENT NO. 4)
                                CUSIP 67019T-10-5



1.       NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                                 Blake M. Roney

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
         (SEE INSTRUCTIONS)                                          (b)  [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                    Blake M. Roney: United States of America


    NUMBER OF           5.    SOLE VOTING POWER
     SHARES                     Blake M. Roney: 10,029,800 **SEE ITEM 4
   BENEFICIALLY
     OWNED BY           6.    SHARED VOTING POWER
       EACH                     Blake M. Roney: 10,646,358 **SEE ITEM 4
    REPORTING
   PERSON WITH:         7.    SOLE DISPOSITIVE POWER
                                Blake M. Roney: 10,029,800 **SEE ITEM 4

                        8.    SHARED DISPOSITIVE POWER
                                Blake M. Roney: 10,646,358 **SEE ITEM 4

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     Blake M. Roney: 20,676,158 **SEE ITEM 4

10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                      [  ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                              Blake M. Roney: 43.5%

12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                               Blake M. Roney: IN

                         SCHEDULE 13G (AMENDMENT NO. 4)
                                CUSIP 67019T-10-5


1.      NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                                 Nancy L. Roney

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
        (SEE INSTRUCTIONS)                                          (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Nancy L. Roney: United States of America


     NUMBER OF          5.     SOLE VOTING POWER
       SHARES                           Nancy L. Roney: 9,853,636 **SEE ITEM 4
    BENEFICIALLY
      OWNED BY          6.     SHARED VOTING POWER
        EACH                            Nancy L. Roney: 792,720 **SEE ITEM 4
     REPORTING
    PERSON WITH:        7.     SOLE DISPOSITIVE POWER
                                        Nancy L. Roney: 9,853,636 **SEE ITEM 4

                        8.     SHARED DISPOSITIVE POWER
                                        Nancy L. Roney: 792,720 **SEE ITEM 4

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     Nancy L. Roney: 10,646,356 **SEE ITEM 4

10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                         [  ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                              Nancy L. Roney: 26.8%

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                               Nancy L. Roney: IN

                         SCHEDULE 13G (AMENDMENT NO. 4)
                                CUSIP 67019T-10-5


Item 1    (a)      Name of Issuer

          The name of the issuer is Nu Skin Enterprises, Inc. (the "Issuer").

          (b)      Address of Issuer's Principal Executive Offices

          The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2    (a)      Name of Person Filing

          This report is being filed by Blake M. Roney and Nancy L. Roney (referred to individually by name and referred to collectively as the "Reporting Persons").

          (b)      Address of Principal Business Office or, if none, Residence:

          The address of the Reporting Persons' principal business office is 75 West Center Street, Provo, Utah 84601.

          (c)      Citizenship:

          The Reporting Persons are both citizens of the United States of America.

          (d)      Title of Class of Securities:

          This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

          (e)      CUSIP Number:

          The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3    Not applicable.

Item 4    Ownership.

     Blake M. Roney:

     (a) Blake M. Roney beneficially owns or may be deemed to beneficially own 20,676,158 shares of Class A Common Stock as follows: 4,520,782 shares of Class A Common Stock, and 16,155,376 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. 4,504,205 shares of Class A Common Stock and 15,203,069 shares of Class B Common Stock are held by BMR NS-Holdings, LLC, a limited liability company owned entirely by the Reporting Persons. The Reporting Persons are also the sole managers of the limited liability company and have the sole right to exercise all voting and dispositive power with respect to the shares held by the limited liability company. The filing of the above statement

                         SCHEDULE 13G (AMENDMENT NO. 4)
                                CUSIP 67019T-10-5



          shall not be construed as an admission that Blake M. Roney is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 20,676,158 shares of Common Stock referenced above: 16,577 shares of Class A Common Stock and 776,143 shares of Class B Common Stock held indirectly as a co-trustee of The One Foundation; 88,082 shares of Class B Common Stock held indirectly as the sole trustee of The B and D Roney Trust; and 88,082 shares of Class B Common Stock held indirectly as the sole trustee of The S and K Lund Trust.

     (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 16,155,376 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by him, Blake M. Roney would beneficially own or may be deemed to beneficially own 20,676,158 shares of Class A Common Stock which would constitute 43.5% of the number of shares of then outstanding Class A Common Stock.

          Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 16,155,376 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, he would beneficially own or may be deemed to beneficially own 20,676,158 shares of Class A Common Stock which would constitute 4.9% of the aggregate voting power of the Issuer.

          Assuming no conversion of the outstanding 16,155,376 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, he would beneficially own or may be deemed to beneficially own 4,520,782 shares of Class A Common Stock and 16,155,376 shares of Class B Common Stock which would constitute 29.2% of the aggregate voting power of the Issuer and 24.3% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

     (c) (i) Assuming conversion of all outstanding 7,777,698 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, with respect to which he has sole power to vote or direct the vote, Blake M. Roney would have sole power to vote or direct the vote of 10,029,800 shares of Class A Common Stock as follows: 9,853,636 shares of Class A Common Stock held indirectly as a co-manager of BMR NS-Holdings, LLC with respect to which he has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company; and 88,082 shares of Class A Common Stock held indirectly as the sole trustee of

                         SCHEDULE 13G (AMENDMENT NO. 4)
                                CUSIP 67019T-10-5


          The B and D Roney Trust; and 88,082 shares of Class A Common Stock held indirectly as the sole trustee of The S and K Lund Trust.

          (ii) Assuming conversion of all outstanding 8,377,678 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, with respect to which he has shared power to vote or direct the vote, Blake M. Roney would have shared power to vote or direct the vote of 10,646,358 shares of Class A Common Stock as follows: 9,853,638 shares of Class A Common Stock held indirectly by his wife as a co-manager of BMR NS-Holdings, LLC that she has the sole power to vote or direct the vote of pursuant to the governing documents of said limited liability company; and 792,720 shares of Class A Common Stock held indirectly as a co-trustee of The One Foundation.

          (iii) Assuming conversion of all outstanding 7,777,698 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, with respect to which he has sole power to dispose or direct the disposition, Blake M. Roney would have sole power to dispose or direct the disposition of 10,029,800 shares of Class A Common Stock as follows: 9,853,636 shares of Class A Common Stock held indirectly as a co-manager of BMR NS-Holdings, LLC with respect to which he has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company; and 88,082 shares of Class A Common Stock held indirectly as the sole trustee of The B and D Roney Trust; and 88,082 shares of Class A Common Stock held indirectly as the sole trustee of The S and K Lund Trust.

          (iv) Assuming conversion of all outstanding 8,377,678 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, with respect to which he has shared power to dispose or direct the disposition, Blake M. Roney would have shared power to dispose or direct the disposition of 10,646,358 shares of Class A Common Stock as follows: 9,853,638 shares of Class A Common Stock held indirectly by his wife as a co-manager of BMR NS-Holdings, LLC that she has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company; and 792,720 shares of Class A Common Stock held indirectly as a co-trustee of The One Foundation.

     Nancy L. Roney:

     (a) Nancy L. Roney beneficially owns or may be deemed to beneficially own 10,646,356 shares of Class A Common Stock as follows: 2,268,679 shares of Class A Common Stock and 8,377,677 shares of Class B Common Stock, which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. 4,504,205 shares of Class A Common Stock and 15,203,069 shares of Class B Common Stock are held by BMR NS-Holdings, LLC, a limited liability company owned entirely by the Reporting Persons. The Reporting Persons are also the sole managers of the limited liability company and have the sole right to exercise all voting and dispositive power with respect to the

                         SCHEDULE 13G (AMENDMENT NO. 4)
                                CUSIP 67019T-10-5

          shares held by the limited liability company. The filing of the above statement shall not be construed as an admission that Nancy L. Roney is, for the purposes of Section 13(d) or 13(g) of the Securities
          Exchange Act of 1934, as amended, the beneficial owner of 16,577 shares of Class A Common Stock and 776,143 shares of Class B Common Stock held indirectly as a co-trustee of The One Foundation which were included in the 10,646,356 shares of Common Stock referenced above.

     (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 8,377,677 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, she would beneficially own or may be deemed to beneficially own 10,646,356 shares of Class A Common Stock which would constitute 26.8% of the number of shares of then outstanding Class A Common Stock.

          Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 8,377,677 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, she would beneficially own or may be deemed to beneficially own 10,646,356 shares of Class A Common Stock which would constitute 2.2% of the aggregate voting power of the Issuer.

          Assuming no conversion of the outstanding 8,377,677 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, she would beneficially own or may be deemed to beneficially own 2,268,679 shares of Class A Common Stock and 8,377,677 shares of Class B Common Stock which would constitute 15.1% of the aggregate voting power of the Issuer and 12.5% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

     (c) (i) Assuming conversion of all outstanding 7,601,534 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, with respect to which she has sole power to vote or direct the vote, Nancy L. Roney would have sole power to vote or direct the vote of 9,853,636 shares of Class A Common Stock held indirectly as a co-manager of BMR NS-Holdings, LLC with respect to which she has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company.

          (ii) Assuming  conversion of all outstanding 776,143 shares of Class B
          Common  Stock   beneficially  owned  or  that  may  be  deemed  to  be
          beneficially

                         SCHEDULE 13G (AMENDMENT NO. 4)
                                CUSIP 67019T-10-5


          owned by Nancy L. Roney, with respect to which she has shared power to vote or direct the vote, Nancy L. Roney would have shared power to vote or direct the vote of 792,720 shares of Class A Common Stock held indirectly as a co-trustee of The One Foundation.

          (iii) Assuming conversion of all outstanding 7,601,534 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, with respect to which she has sole power to dispose or direct the disposition, Nancy L. Roney would have sole power to dispose or direct the disposition of 9,853,636 shares of Class A Common Stock held indirectly as a co-manager of BMR NS-Holdings, LLC with respect to which she has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company.

          (iv) Assuming conversion of all outstanding 776,143 of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, with respect to which she has shared power to dispose or direct the disposition, Nancy L. Roney would have shared power to dispose or direct the disposition of 792,720 shares of Class A Common Stock held indirectly as a co-trustee of The One Foundation.

Item 5    Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8    Identification and classification of Members of the Group.

          Not applicable.

Item 9    Notice of Dissolution of Group.

          Not applicable.

Item 10   Certification.

          Not applicable.

The undersigned by signing below hereby confirm this joint filing is being made on behalf of each of them.

                         SCHEDULE 13G (AMENDMENT NO. 4)
                                CUSIP 67019T-10-5



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     /s/Blake M. Roney
                             By:     Blake M. Roney
                             Dated:  February 14, 2001


                                     /s/Nancy L. Roney
                             By:     Nancy L. Roney
                             Dated:  February 14, 2001